UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31044 / May 13, 2014

In the Matter of   :
                                                                :
VANGUARD ADMIRAL FUNDS   :
VANGUARD BOND INDEX FUNDS   :
VANGUARD CALIFORNIA TAX-FREE FUNDS   :
VANGUARD CHARLOTTE FUNDS   :
VANGUARD CHESTER FUNDS   :
VANGUARD CMT FUNDS   :
VANGUARD CONVERTIBLE SECURITIES FUND   :
VANGUARD EXPLORER FUND   :
VANGUARD FENWAY FUNDS   :
VANGUARD FIXED INCOME SECURITIES FUNDS   :
VANGUARD FLORIDA TAX-FREE FUNDS   :
VANGUARD HORIZON FUNDS   :
VANGUARD INDEX FUNDS   :
VANGUARD INSTITUTIONAL INDEX FUNDS   :
VANGUARD INTERNATIONAL EQUITY INDEX FUNDS   :
VANGUARD MALVERN FUNDS   :
VANGUARD MASSACHUSETTS TAX-EXEMPT FUNDS   :
VANGUARD MONEY MARKET RESERVES   :
VANGUARD MONTGOMERY FUNDS   :
VANGUARD MORGAN GROWTH FUND   :
VANGUARD MUNICIPAL BOND FUNDS   :
VANGUARD NEW JERSEY TAX-FREE FUNDS   :
VANGUARD NEW YORK TAX-FREE FUNDS   :
VANGUARD OHIO TAX-FREE FUNDS   :
VANGUARD PENNSYLVANIA TAX-FREE FUNDS   :
VANGUARD QUANTITATIVE FUNDS   :
VANGUARD SCOTTSDALE FUNDS   :
VANGUARD SPECIALIZED FUNDS   :
VANGUARD STAR FUNDS   :
VANGUARD TAX-MANAGED FUNDS   :
VANGUARD TRUSTEES' EQUITY FUND   :
VANGUARD VALLEY FORGE FUNDS   :
VANGUARD VARIABLE INSURANCE FUNDS   :
VANGUARD WELLESLEY INCOME FUND   :
VANGUARD WELLINGTON FUND   :
VANGUARD WHITEHALL FUNDS   :
VANGUARD WINDSOR FUNDS   :
VANGUARD WORLD FUND   :

THE VANGUARD GROUP, INC.   :
P.O. Box 2600   :
Valley Forge, Pennsylvania 19482   :
                                                                    :
(812-13597)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(f) AND 21(b) OF THE ACT; UNDER
SECTION 12(d)(1)(J) OF THE ACT GRANTING AN EXEMPTION FROM SECTION
12(d)(1) OF THE ACT; UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2), AND 17(a)(3) OF THE ACT; AND
UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT TO PERMIT
CERTAIN JOINT ARRANGEMENTS

Vanguard Admiral Funds, Vanguard Bond Index Funds, Vanguard California Tax-Free Funds,
Vanguard Charlotte Funds, Vanguard Chester Funds, Vanguard CMT Funds, Vanguard
Convertible Securities Fund, Vanguard Explorer Fund, Vanguard Fenway Funds, Vanguard
Fixed Income Securities Funds, Vanguard Florida Tax-Free Funds, Vanguard Horizon Funds,
Vanguard Index Funds, Vanguard Institutional Index Funds, Vanguard International Equity
Index Funds, Vanguard Malvern Funds, Vanguard Massachusetts Tax-Exempt Funds, Vanguard
Money Market Reserves, Vanguard Montgomery Funds, Vanguard Morgan Growth Fund,
Vanguard Municipal Bond Funds, Vanguard New Jersey Tax-Free Funds, Vanguard New York
Tax-Free Funds, Vanguard Ohio Tax-Free Funds, Vanguard Pennsylvania Tax-Free Funds,
Vanguard Quantitative Funds, Vanguard Scottsdale Funds, Vanguard Specialized Funds,
Vanguard STAR Funds, Vanguard Tax-Managed Funds, Vanguard Trustees' Equity Fund,
Vanguard Valley Forge Funds, Vanguard Variable Insurance Funds, Vanguard Wellesley
Income Fund, Vanguard Wellington Fund, Vanguard Whitehall Funds, Vanguard Windsor
Funds, Vanguard World Fund, and The Vanguard Group, Inc. filed an application on November
3, 2008, and amendments to the application on August 4, 2009, June 9, 2011, October 11, 2012,
May 29, 2013, and January 28, 2014. Applicants requested an order under section 6(c) of the
Investment Company Act of 1940 (the "Act") for an exemption from sections 18(f) and 21(b) of
the Act, under section 12(d)(1)(J) of the Act for an exemption from section 12(d)(1) of the Act,
under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1), 17(a)(2), and
17(a)(3) of the Act, and under section 17(d) of the Act and rule 17d-1 under the Act to permit
certain joint arrangements. The order permits certain registered open-end management
investment companies to participate in a joint lending and borrowing facility.

On April 17, 2014, a notice of the filing of the application was issued (Investment Company Act
Release No. 31021). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is consistent with and appropriate
in the public interest, and consistent with the protection of investors and the purposes fairly
intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and the general purposes of the Act.

It is further found that the participation of each registered investment company in the proposed credit facility is consistent with the provisions, policies, and purposes of the Act, and not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Vanguard Admiral Funds, *et al.,* (File No. 812-13597),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 18(f) and 21(b) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from section 12(d)(1) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemptions from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the proposed transactions are approved, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                                  Kevin M. O'Neill
                                  Deputy Secretary